UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Oklo Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156V109

(CUSIP Number)

Jacob DeWitte

c/o Oklo Inc.

3190 Coronado Drive

Santa Clara, CA 95054

(844) 200-3276

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156V109	13D	Page 1 of 4 pages

1	Names of Reporting Persons Jacob DeWitte
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,295,753
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,295,753

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,295,753
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%
14	Type of Reporting Person IN

CUSIP No. 02156V109	13D	Page 2 of 4 pages

1	Names of Reporting Persons Caroline Cochran
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,295,753
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,295,753

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,295,753
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%
14	Type of Reporting Person IN

CUSIP No. 02156V109	13D	Page 3 of 4 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 16, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “ Class A Common Stock”), of Oklo Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and restates the ownership numbers previously reported in the Schedule 13D, which inadvertently omitted shares held by the Reporting Persons’ various family members. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	– (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 122,096,270 shares of Class A Common Stock outstanding as of June 18, 2024, as disclosed in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on June 20, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Jacob DeWitte	24,295,753	19.9%	0	24,295,753	0	24,295,753
Caroline Cochran	24,295,753	19.9%	0	24,295,753	0	24,295,753

The amounts reflected in the table above consist of (i) 11,190,452 shares of Class A Common Stock held of record by Mr. DeWitte, (ii) 10,911,600 shares of Class A Common Stock held of record by Ms. Cochran, (iii) 2,145,948 shares of Class A Common Stock held of record by Mr. DeWitte and Ms. Cochran’s various family members, over which Mr. DeWitte and Ms. Cochran may be deemed to have voting and dispositive power, (iv) 28,090 restricted stock units (“RSUs”) held of record by Mr. DeWitte, which are scheduled to vest within 60 days of the date hereof and (v) 19,663 RSUs held of record by Ms. Cochran, which are scheduled to vest within 60 days of the date hereof. Mr. DeWitte and Ms. Cochran are married and, as a result, may be deemed to share beneficial ownership of each other’s directly held securities as well as the securities held by their various family members.

(c)	On July 10, 2024, Mr. DeWitte and Ms. Cochran received an award of 337,079 and 235,955 RSUs, respectively. Each RSU represents a contingent right to receive one share of the Issuer’s Class A Common Stock. The RSUs vest in 12 substantially equal quarterly installments beginning on August 9, 2024. Except as described herein, during the past 60 days, none of the Reporting Persons have effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 02156V109	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 6, 2024

Jacob DeWitte

/s/ Jacob DeWitte

Caroline Cochran

/s/ Caroline Cochran